Filed by Launch One Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Commission File No. 001-42173

Subject Company: Launch One Acquisition Corp.

Commission File No. 001-42173

Minovia Therapeutics Announces Two New U.S. Patents Granted, Strengthening Its Mitochondrial Augmentation Therapy Platform

New U.S. intellectual property protections expand use of Minovia’s leading technology in mitochondrial-based therapies for primary mitochondrial and severe renal diseases

Haifa, ISRAEL – January 13, 2026 – Minovia Therapeutics Ltd. (“Minovia” or the “Company”), a clinical-stage biotechnology company developing novel therapies to treat mitochondrial diseases and combat age-related decline, today announced that it has been granted two new U.S. patents that further expand and strengthen its global intellectual property portfolio supporting its proprietary Mitochondrial Augmentation Therapy (MAT) platform.

The newly granted patents cover mitochondrial augmentation therapy for primary mitochondrial diseases and mitochondrial augmentation therapy for renal diseases, providing extended protection for Minovia’s core platform technology. Corresponding patents have also been granted in Europe and Japan, with additional applications pending in other major global jurisdictions.

U.S. Patent No. 12,502,408 relates to Minovia’s proprietary mitochondrial augmentation technology for the treatment of primary mitochondrial diseases. The claims cover Minovia’s lead program, MNV-201, which consists of autologous hematopoietic stem cells enriched with placental-derived mitochondria. MNV-201 is currently being evaluated in clinical trials for Pearson Syndrome and other severe genetic mitochondrial disorders.

U.S. Patent No. 12,329,781 relates to Minovia’s proprietary mitochondrial augmentation technology for the treatment of renal diseases, including renal tubulopathy, kidney insufficiency, and chronic kidney disease (CKD), broadening the potential therapeutic applications of the MAT platform beyond primary mitochondrial disorders.

“These new patent grants strengthen and protect Minovia’s intellectual property and underscore the versatility of our proprietary mitochondrial augmentation platform across multiple serious disease areas,” said Minovia Co-founder and CEO, Natalie Yivgi-Ohana, Ph.D. “Securing protection for both our lead mitochondrial disease program and our expanding renal disease applications supports our long-term strategy to develop transformative therapies to effectively treat patients with high unmet medical needs.”

Minovia’s MAT platform is designed to restore mitochondrial function by augmenting patient-derived cells with healthy mitochondria, addressing the underlying bioenergetic deficiencies that drive disease pathology. The company continues to advance its clinical and preclinical programs while expanding its global patent estate to support future development and partnering opportunities.

The Company previously announced entry into a definitive business combination agreement (the “Business Combination Agreement”) with Launch One Acquisition Corp. (Nasdaq: LPAA, “Launch One”), a publicly traded special purpose acquisition company. Following the expected closing of the transaction contemplated by this Business Combination Agreement (the “Business Combination”), projected for the first half of 2026, the combined company will operate as Minovia Therapeutics and trade on Nasdaq under a new ticker symbol.

About MNV-201

MNV-201 is a first-in-class cell therapy that uses Minovia’s proprietary Mitochondrial Augmentation Technology (MAT) to add healthy, energy-producing mitochondria into a patient’s own stem cells — aiming to restore organ function and improve health. In early-stage clinical studies, MAT has demonstrated a strong safety profile and signs of multi-system benefit in patients with Pearson Syndrome, including improvements in growth, muscle function, hematologic stability, and improved quality of life.

About Minovia Therapeutics

Minovia Therapeutics, chaired by John Cox, is a clinical-state biotechnology company working on treatments to replace dead or defective mitochondria with new healthy mitochondria, helping people with mitochondrial diseases and fighting aging. Minovia’s main treatment, MNV-201, is already being tested for Pearson Syndrome and Myelodysplastic Syndrome. Minovia is also developing ways to help people live longer, healthier lives. Based in Haifa, Israel, where it operates a GMP facility for mitochondrial drug substance and drug product manufacturing for clinical trials related to its therapy, Minovia is planning to expand operations to the U.S. For more information, visit www.minoviatx.com.

About Launch One Acquisition Corp.

Launch One Acquisition Corp. is a company set up to merge with and take public an existing business in healthcare or technology. Listed on Nasdaq under the ticker LPAA, Launch One is led by experienced leaders who want to support game-changing solutions. For more information, contact Jurgen van de Vyver at jurgen@launchpad.vc.

Additional Information and Where to Find It

In connection with the Business Combination and the Business Combination Agreement, among Launch One, Minovia and Mito US One Ltd., a newly formed Israeli company limited by shares (“Pubco”), and certain other parties named therein. Launch One and Minovia intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form F-4 of Pubco (the “Registration Statement”), which will include a proxy statement/prospectus of Launch One, and will file other documents regarding the proposed Business Combination with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Launch One has filed or may file with the SEC in connection with the proposed Business Combination. The Registration Statement has not been filed or declared effective by the SEC. Following such filing and upon such declaration of effectiveness, the definitive proxy statement/prospectus contained within the Registration Statement and other relevant materials for the proposed Business Combination will be mailed or made available to stockholders of Launch One as of a record date to be established for voting on the proposed Business Combination.

Before making any voting or investment decision, investors and stockholders of Launch One are urged to carefully read, when they become available, the entire Registration Statement, the proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, and the documents incorporated by reference therein, because they will contain important information about Launch One, Minovia, Pubco and the proposed Business Combination . Launch One’s investors and stockholders and other interested persons will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, other documents filed with the SEC that will be incorporated by reference therein, and all other relevant documents filed with the SEC by Launch One and/or Pubco in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Launch One or Minovia at the addresses set forth below.

Participants In the Solicitation

Launch One, Minovia, Pubco and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Launch One’s stockholders with respect to the Business Combination. Investors and security holders may obtain more detailed information regarding the names, and interests in the Business Combination, of Launch One’s directors and officers in Pubco’s and Launch One’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, amendments and supplements thereto, and other documents filed with the SEC. Such information with respect to Minovia’s directors and executive officers will also be included in the proxy statement/prospectus. You may obtain free copies of these documents as described above under the heading “Additional Information and Where to Find It.”

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Launch One, Pubco, or Minovia, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Minovia’s, Launch One’s, or Pubco’s future financial or operating performance. For example, statements regarding the development and regulatory approval of MNV-201 and the timing of future clinical trials or potential applications are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of Minovia or Launch One are based on current expectations, estimates, forecasts, and projections about the industry in which Minovia or Launch One operates, as well as the beliefs and assumptions of Minovia’s and Launch One’s management. These forward-looking statements are only predictions and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the final prospectus of Launch One relating to its initial public offering filed with the SEC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Launch One or Pubco; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Minovia’s or Launch One’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, Minovia’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Minovia and Launch One therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Minovia and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Minovia’s or Launch One’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Launch One, Minovia, Pubco, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of Launch One and Minovia, to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, and the estimated implied enterprise value of Minovia; (vi) Minovia’s ability to scale and grow its business, and the advantages and expected growth of Minovia; (vii) Minovia’s ability to source and retain talent, and the cash position of Minovia following closing of the Business Combination; (viii) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Business Combination; (ix) the risk that the Business Combination disrupts current plans and operations of Minovia as a result of the announcement and consummation of the Business Combination; (x) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Minovia to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (xi) costs related to the Business Combination; (xii) changes in applicable laws, regulations, political and economic developments; (xiii) the possibility that Minovia may be adversely affected by other economic, business and/or competitive factors; (xiv) Minovia’s estimates of expenses and profitability; (xv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (xvi) other risks and uncertainties set forth in the filings by Launch One and Minovia with the SEC. There may be additional risks that neither Launch One nor Minovia presently know or that Launch One and Minovia currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Launch One or Minovia speak only as of the date they are made. Neither Launch One nor Minovia undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statements are based.

Contact

Minovia Therapeutics Ltd.

Natalie Yivgi Ohana, Co-Founder and CEO

+972-74-7039954

info@minoviatx.com

Launch One Acquisition Corp.

Jurgen van de Vyver

jurgen@launchpad.vc

+1-510-692-9600

Investor Relations

Dave Gentry, CEO

RedChip Companies

+1-407-644-4256

LPAA@redchip.com

Investor Relations

Jules Abraham

Managing Director, Communications

CORE IR

1-212-655-0924

Julesa@coreir.com

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